[AKAZOO S.A. LETTERHEAD]

March 30, 2020

Via EDGAR

Jeff Kauten

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Akazoo S.A.

Registration Statement on Form F-3

File No. 333-237385

Dear Mr. Kauten:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, Akazoo S.A. (the “Company”) hereby requests that the effective time and date of the Company’s Registration Statement on Form F-3 (File No. 333-237385) (the “Registration Statement”) be accelerated to 12:00 p.m., Eastern time, on March 31, 2020 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Mark L. Hanson of Jones Day, at (404) 581-8573.

Please contact Mark L. Hanson at Jones Day at (404) 581-8573 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

Akazoo S.A.

/s/ Pierre Schreuder
By: Pierre Schreuder
Title: Chief Financial Officer

cc:	Robert B. Barnes, Esq., Jones Day

Thomas Vita, Esq., Norton Rose Fulbright LLP